MEDIA
Sanofi-aventis	Bristol-Myers Squibb
Ingrid Görg-Armbrecht	Ken Dominski
Tel : + 33 1 53 77 46 25	Tel : +1 609-252-5251
ingrid.goerg-armbrecht@sanofi-aventis.com	ken.dominski@bms.com

INVESTORS
Sanofi-aventis	Bristol-Myers Squibb
Sebastien Martel	John Elicker
Tel : + 33 1 53 77 45 45	Tel : +1 212-546-3775
IR@sanofi-aventis.com	john.elicker@bms.com

Publication in the American Heart Journal

of CURRENT-OASIS 7 Trial Design

- CURRENT-OASIS7 is one of the Largest Outcomes Trials

Evaluating Higher Doses of Plavix® in Patients

with Acute Coronary Syndrome and undergoing Coronary Intervention -

Paris, France and Princeton, New Jersey - November 6, 2008 - Sanofi-aventis and Bristol-Myers Squibb announced today that the American Heart Journal published the rationale and design of the ongoing CURRENT-OASIS 7 trial, a study evaluating the effects of standard and higher-dosing regimens of Plavix® (clopidogrel bisulfate) and aspirin on cardiovascular outcomes and bleeding complications in patients with acute coronary syndrome (ACS) who are intended to undergo intervention with coronary angioplasty.

CURRENT-OASIS 7 (Clopidogrel Optimal Loading Dose Usage to Reduce Recurrent EveNTs/Optimal Antiplatelet Strategy for InterventionS) will enroll between 18,000-20,000 patients, making it one of the largest studies ever conducted in this patient population.

“CURRENT-OASIS 7 will provide critical information on whether the effects of a more intensive clopidogrel loading dose and initial maintenance regimen is superior to the standard treatment of ACS patients undergoing Percutaneous Coronary Intervention (PCI) and may improve outcomes,” said principal investigator Shamir R Mehta, MD, MSc, McMaster University/Hamilton Health Sciences.

“The patients in this trial are being treated with study medication early after symptom onset, as recommended by several U.S. and European expert committee guidelines. Additionally, the trial will add to our understanding of aspirin dosing post-PCI and the effects of a higher loading dose regimen of Plavix® on outcomes such as stent thrombosis.”

Findings from CURRENT-OASIS 7, sponsored by sanofi-aventis and Bristol-Myers Squibb Company, are anticipated for presentation in the first half of 2009.

Antiplatelet therapy with Plavix® and aspirin reduces major cardiovascular events in ACS patients during and after coronary angioplasty, also referred to as percutaneous coronary intervention or PCI. The Plavix® dosing regimen currently indicated for ACS patients treated by PCI is a 300 mg loading dose, followed by 75 mg per day, along with 75-325 mg per day of aspirin. The results of this study will have relevance to clinical practice and guideline recommendations.

* * *

About the CURRENT-OASIS 7 Trial

CURRENT-OASIS 7 is a phase III, multi-center, multi-national, randomized, parallel-group trial planned to enroll between 18,000 to 20,000 patients who present with ACS symptoms to an emergency department, emergency ward or coronary care unit, and are scheduled to undergo early invasive strategy with intent to perform PCI as early as possible and no later than 72 hours after randomization. As soon as possible after presentation and enrollment, patients are randomly assigned, in double-blind fashion, to Plavix® in either a high-dose regimen (600 mg loading dose on day 1, as early as possible before coronary angiography, then 150 mg once daily through day 7, then 75 mg once daily until day 30), or a standard-dose regimen (300 mg loading dose on day 1, then 75 mg once daily until day 30). Patients also are randomly assigned, but in open-label fashion, to aspirin in either a high-dose (300-325 mg once daily) or low-dose regimen (75-100 mg once daily).

The primary outcome will be the composite of death from cardiovascular causes, myocardial (re-) infarction or stroke up to day 30. The primary safety outcome will be major bleeding. Secondary outcomes will include individual rates of cardiovascular death, total death, myocardial infarction (including around the time of the procedure), stroke (any type), recurrent ischemia, urgent revascularization and stent thrombosis.

About Acute Coronary Syndrome

Acute Coronary Syndrome (ACS) refers to a group of heart conditions, including heart attack and unstable angina (heart-related chest pain), that occur when the heart muscle does not receive enough oxygen-rich blood. The underlying cause of ACS is atherosclerosis. Atherothrombosis is unpredictable and caused by the sudden rupture of an atherosclerotic plaque. The rupture of these plaques activates platelets in the blood to form a clot (thrombus) and it is these clots, which can partially or completely block arteries, which may result in atherothrombotic events such as heart attacks or ischemic strokes. Based on data gathered in 2005, the most recent available, ACS resulted in 1,413,000 hospitalizations that year, including 838,000 for heart attack and 558,000 for unstable angina.

Unstable angina refers to characteristic chest pain that occurs unexpectedly and usually while at rest. The chest pain may be more severe and prolonged than with stable angina. The most common cause of unstable angina is due to atherosclerosis. A heart attack (also known as myocardial infarction or MI) occurs when the myocardium, also called the heart muscle, is deprived of part or all of its blood supply as a result of a blockage in one or more of the coronary arteries. There are two types of heart attack, classified by characteristic patterns seen on the electrocardiogram or ECG. “Q-wave” and “non–Q-wave” describe changes seen on the ECG.1 A Q-wave MI (also known as ST-segment elevation MI/STEMI) usually indicates more damage to the heart muscle than a non–Q-wave MI (also known as non–ST-segment elevation MI/NSTEMI).

About Plavix®

Plavix® is a prescription antiplatelet medicine taken once a day that helps keep platelets in the blood from sticking together and forming clots. It was approved on November 17, 1997, by the U.S. Food and Drug Administration.

The efficacy and safety of Plavix® have been studied in clinical trials involving over 100,000 patients and it has been prescribed for more than 70 million patients worldwide. Plavix® is the only widely available prescription antiplatelet that provides proven protection against a future heart attack or stroke for patients with ACS (UA, NSTEMI, STEMI) and recent MI, recent stroke, or established peripheral artery disease.

Plavix® has demonstrated early and long-term risk reduction for patients at risk for atherothrombotic events in important clinical trials. In the CURE trial, patients with unstable angina (UA) and non-ST segment elevation myocardial infarction (NSTEMI) receiving Plavix® with aspirin were followed for up to one year, and in the CAPRIE trial, patients with recent MI, recent ischemic stroke, or established peripheral artery disease receiving Plavix® alone were followed for up to three years.

Plavix® is marketed worldwide by sanofi-aventis and Bristol-Myers Squibb Company as Plavix® and Iscover®.

If you have a stomach ulcer or other condition that causes bleeding, you should not use Plavix®. When taking Plavix® alone or with some other medicines including aspirin, the risk of bleeding may increase so tell your doctor before planning surgery. And, always talk to your doctor before taking aspirin or other medicines with Plavix®, especially if you’ve had a stroke. If you develop fever, unexplained weakness or confusion, tell your doctor promptly as these may be signs of a rare but potentially life-threatening condition called TTP, which has been reported rarely, sometimes in less than 2 weeks after starting therapy. Other rare but serious side effects may occur. Please see full prescribing information for the United States by visiting www.plavix.com and for the always most updated Plavix® Labelling information in Europe please refer to: http://www.emea.europa.eu/humandocs/PDFs/EPAR/Plavix/H-174-PI-en.pdf.

WHO SHOULD RECEIVE Plavix® (clopidogrel hydrogensulfate)?

Plavix® is recommended daily for patients who have had a recent heart attack or stroke, or poor circulation in the legs that may cause pain during exercise, such as walking, and may be relieved by rest (known as peripheral artery disease, or P.A.D.). Plavix® is also recommended in addition to aspirin for patients who have been hospitalized with heart-related chest pain (unstable angina) or had a heart attack.

Important Risk Information

—    Plavix® is contraindicated in patients with active pathologic bleeding such as peptic ulcer or intracranial hemorrhage. Plavix® should be used with caution in patients who may be at risk of increased bleeding from trauma, surgery, or coadministration with NSAIDs or warfarin. (See CONTRAINDICATIONS and PRECAUTIONS.*)

—    The rates of major and minor bleeding were higher in patients treated with PLAVIX plus aspirin compared with placebo plus aspirin in clinical trials. (See ADVERSE REACTIONS.*)

—    As part of the worldwide post marketing experience with Plavix®, there have been cases of reported thrombotic thrombocytopenic purpura (TTP), some with fatal outcome. TTP has been reported rarely following use of Plavix®, sometimes after a short exposure (<2 weeks). TTP is a serious condition that can be fatal and requires urgent treatment including plasmapheresis (plasma exchange). (See WARNINGS.*)

—    In clinical trials, the most common clinically important side effects were pruritus, purpura, diarrhea, and rash; infrequent events included intracranial hemorrhage (0.4%) and severe neutropenia (0.05%). (See ADVERSE REACTIONS.*)

*Please see full prescribing information for the United States by visiting www.plavix.com. For the always most updated Plavix® labelling information in Europe please refer to:

http://www.emea.europa.eu/humandocs/PDFs/EPAR/Plavix/H-174-PI-en.pdf

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to extend and enhance human life. For more information visit www.bms.com.

Forward looking Statements (Sanofi-aventis)

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Forward looking Statements (Bristol-Myers Squibb)

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